EXHIBIT 99.2

CONSOLIDATED FINANCIAL STATEMENTS

51	MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

52	AUDITORS’ REPORT TO THE SHAREHOLDERS

53	CONSOLIDATED BALANCE SHEETS

54	CONSOLIDATED STATEMENTS OF EARNINGS

54	CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

55	CONSOLIDATED STATEMENTS OF CASH FLOWS

56	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of the Company. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in Canada and, where ppropriate, reflect management’s best estimates and judgements. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for the consistency of financial data included in the text of the Annual Report with that contained in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls designed to provide reasonable assurance that its assets are safeguarded, that only valid and authorized transactions are executed and that accurate, timely and comprehensive financial information is prepared.

The Company’s Audit and Finance Committee is appointed by the Board of Directors annually and is comprised exclusively of outside, independent directors. The Audit and Finance Committee meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report. The Audit and Finance Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The independent auditors have direct access to the Audit and Finance Committee of the Board of Directors.

The consolidated financial statements have been independently audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders, in accordance with Canadian generally accepted auditing standards. Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company.

Glenn J. Chamandy	Laurence G. Sellyn
President and Chief Executive Officer	Executive Vice-President, Finance and Chief Financial Officer

November 26, 2004

51	Gildan 2004 Annual Report

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Gildan Activewear Inc. as at October 3, 2004 and October 5, 2003 and the consolidated statements of earnings, retained earnings and cash flows for the years ended October 3, 2004, October 5, 2003 and September 29, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 3, 2004 and October 5, 2003 and the results of its operations and its cash flows for the years ended October 3, 2004, October 5, 2003 and September 29, 2002 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Montreal, Canada
November 26, 2004

Gildan 2004 Annual Report	52

CONSOLIDATED BALANCE SHEETS

October 3, 2004 and October 5, 2003
(In US dollars)

	2004	2003

ASSETS
Current assets:
Cash and cash equivalents	$ 60,670,810	$ 69,339,953
Accounts receivable	85,317,148	64,259,826
Inventories	116,614,770	103,502,919
Prepaid expenses and deposits	3,432,435	3,849,180
Future income taxes (note 11)	8,148,893	4,681,900

	274,184,056	245,633,778
Fixed assets (note 3)	211,692,899	180,349,393
Other assets (note 4)	3,127,503	3,680,196

	$489,004,458	$429,663,367

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$ 74,795,857	$ 67,276,566
Income taxes payable	1,966,461	3,908,826
Current portion of long-term debt (note 5)	18,610,443	19,481,373

	95,372,761	90,666,765

Long-term debt (note 5)	37,978,562	54,077,749
Future income taxes (note 11)	28,058,293	20,716,100

Shareholders' equity:
Share capital (note 6)	78,170,474	75,489,938
Contributed surplus	680,511	220,206
Cumulative translation adjustment	26,248,267	26,248,267
Retained earnings	222,495,590	162,244,342

	327,594,842	264,202,753
Commitments and contingent liabilities (note 9)

	$489,004,458	$429,663,367

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Glenn J. Chamandy	Pierre Robitaille
Director	Director

53	Gildan 2004 Annual Report

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended October 3, 2004, October 5, 2003 and September 29, 2002
(In US dollars)

	2004	2003	2002

Sales	$ 533,367,537	$ 431,194,602	$ 382,312,228
Cost of sales	378,695,819	301,340,580	274,838,307

Gross profit	154,671,718	129,854,022	107,473,921
Selling, general and administrative expenses	62,897,875	48,403,267	40,698,461
Earnings before the undernoted items	91,773,843	81,450,755	66,775,460
Depreciation and amortization	22,274,524	16,088,028	11,199,462
Interest	6,170,071	6,418,683	8,473,366

	28,444,595	22,506,711	19,672,828

Earnings before income taxes	63,329,248	58,944,044	47,102,632
Income taxes (note 11)	3,078,000	5,788,346	4,666,046

Net earnings	$ 60,251,248	$ 53,155,698	$ 42,436,586

Earnings per share (note 12):
Basic	$ 2.04	$ 1.82	$ 1.49
Diluted	2.02	1.79	1.45

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended October 3, 2004, October 5, 2003 and September 29, 2002
(In US dollars)

	2004	2003	2002

Retained earnings, beginning of year	$ 162,244,342	$ 109,088,644	$ 66,652,058
Net earnings	60,251,248	53,155,698	42,436,586

Retained earnings, end of year	$ 222,495,590	$ 162,244,342	$ 109,088,644

See accompanying notes to consolidated financial statements.

Gildan 2004 Annual Report	54

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended October 3, 2004, October 5, 2003 and September 29, 2002
(In US dollars)

	2004	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$ 60,251,248	$ 53,155,698	$ 42,436,586
Adjustments for:
Depreciation and amortization	22,274,524	16,088,028	11,199,462
Stock-based compensation charges	476,586	—	—
Future income taxes	2,946,671	4,196,389	3,214,691
Loss on disposal of fixed assets	1,949,648	243,954	611,607
Unrealized foreign exchange loss (gain)	585,946	(33,654)	2,218,771
Changes in non-cash working capital balances:
Accounts receivable	(20,236,219)	(7,319,605)	24,460,403
Inventories	(13,111,851)	(16,130,657)	42,015,362
Prepaid expenses and deposits	419,745	(996,062)	409,216
Accounts payable and accrued liabilities	5,436,007	12,818,249	(13,242,389)
Income taxes payable	(2,072,617)	1,698,540	921,720

	58,919,688	63,720,880	114,245,429

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
Decrease in revolving bank loan	—	—	(22,547,174)
Repayment of capital leases	(1,158,104)	(3,396,113)	(3,267,966)
Increase in other long-term debt	4,125,000	267,872	1,906,708
Repayment of other long-term debt	(19,980,860)	(947,876)	(4,147,488)
Proceeds from the issuance of shares	2,664,255	4,487,267	2,902,448

	(14,349,709)	411,150	(25,153,472)

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of fixed assets, net of disposals	(53,683,958)	(39,414,739)	(41,894,774)
Increase in other assets	(135,697)	(43,596)	(1,597,157)

	(53,819,655)	(39,458,335)	(43,491,931)

Effect of exchange rate changes on cash and
cash equivalents denominated in foreign currencies	580,533	(344,216)	(589,552)

Net (decrease) increase in cash and cash equivalents
during the year	(8,669,143)	24,329,479	45,010,474

Cash and cash equivalents, beginning of year	69,339,953	45,010,474	—

Cash and cash equivalents, end of year	$ 60,670,810	$ 69,339,953	$ 45,010,474

Supplemental disclosure of cash flow information (note 13 (e))

See accompanying notes to consolidated financial statements.

55	Gildan 2004 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended October 3, 2004, October 5, 2003 and September 29, 2002
(In US dollars)

Gildan Activewear Inc. (the “Company”) is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear apparel. The Company’s fiscal year ends on the first Sunday following September 28. All references to 2004, 2003 and 2002 represent the fiscal years ended October 3, 2004, October 5, 2003 and September 29, 2002, respectively. Fiscal 2003 includes 53 weeks instead of the normal 52 weeks. The inclusion of an extra week occurs in every sixth fiscal year due to the Company’s floating year-end date.

CHANGE IN FUNCTIONAL AND REPORTING CURRENCY

1
As a result of a significant portion of its revenues, expenses, assets and liabilities being denominated in US dollars and the increasing international scope of its marketing and manufacturing operations, the Company adopted the US dollar as its functional and reporting currency effective October 6, 2003, the commencement of fiscal 2004. All opening assets and liabilities were translated into US dollars using the exchange rate in effect on October 6, 2003. For comparative purposes, historical financial statements and notes thereto up to and including October 5, 2003 have been restated into US dollars as if the Company had adopted the US dollar as its reporting currency for those periods.

The change in the functional currency for the prior periods resulted in a currency translation adjustment of $26.2 million as at October 5, 2003, which is reflected in the cumulative translation adjustment, a separate component of shareholders’ equity.

SIGNIFICANT ACCOUNTING POLICIES

2
The consolidated financial statements are expressed in US dollars and have been prepared in accordance with accounting principles generally accepted in Canada. These principles conform, in all material respects, with accounting principles generally accepted in the United States, except as described in note 16. The principal accounting policies of the Company are summarized as follows:

(a) Basis of presentation:

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries and a joint venture of the Company, which is accounted for using the proportionate consolidation method. All significant intercompany balances and transactions have been eliminated on consolidation.

(b) Cash and cash equivalents:
The Company considers all liquid investments with maturities of three months or less when acquired to be cash equivalents.

(c) Inventories:

Inventories are stated at the lower of cost and market value. Cost is established based on the first-in, first-out method. Market value is defined as replacement cost for raw materials and net realizable value for work in process and finished goods.

(d) Fixed assets:
Fixed assets are recorded at cost. Depreciation and amortization are calculated on a straight-line basis at the following annual rates:

Asset	Rate

Buildings and improvements	2 1/2% to 20%
Equipment	6 2/3% to 25%
Equipment under capital leases	6 2/3% to 25%

Gildan 2004 Annual Report	56

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

Years ended October 3, 2004, October 5, 2003 and September 29, 2002
(In US dollars)

SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(e)	Deferred charges:

The costs of obtaining long-term financing are deferred and amortized using the interest method over the term of the related debt. Plant start-up costs are deferred and amortized over two years. The amortization of these charges is included in depreciation and amortization.

(f)	Investment in joint venture:

During fiscal 2004, the Company invested in a 50%/50% owned joint venture with Frontier Spinning Mills, Inc. The new joint venture company acquired the equipment and real estate of an existing yarn-spinning facility in Cedartown, Georgia. The total cost of the acquisition, including Frontier’s 50% share in the investment, amounted to $12.5 million. The joint venture is accounted for using the proportionate consolidated method whereby the Company’s proportionate share of revenues, expenses, assets and liabilities is included in these financial statements. The Company’s 50% proportionate interest in its joint venture did not have a material impact on the consolidated balance sheet, statements of earnings and cash flows.

(g)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Financial results as determined by actual events could differ from those estimates.

Significant estimates and assumptions affect many items in the financial statements including the key economic assumptions used in determining the allowance for doubtful accounts, the recoverability of future income tax assets and the useful life and recoverability of fixed assets.

(h)	Foreign exchange:

Monetary assets and liabilities of the Canadian and foreign operations denominated in currencies other than the US dollar are translated at the rates of exchange at the balance sheet date. Other balance sheet items, denominated in currencies other than US dollars, are translated at the rates prevailing at the respective transaction dates. Income and expenses, denominated in currencies other than US dollars, are translated at average rates prevailing during the year. Gains or losses on foreign exchange are recorded in the consolidated statements of earnings.

The foreign subsidiaries are considered to be integrated foreign operations, and their accounts have been translated using the temporal method with translation gains and losses included in the consolidated statements of earnings.

(i)	Revenue recognition:

Sales are recognized upon shipment of products to customers, since title passes upon shipment. At the time of sale, estimates are made based upon existing programs for customer price discounts and rebates. Accruals required for new programs, which relate to prior sales, are recorded at the time the new program is introduced. Sales are recorded net of these program costs.

(j)	Cotton procurements:

The Company contracts to buy cotton with future delivery dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of its products. These contracts permit settlement by delivery and are not used for trading purposes. The Company commits to fixed prices on a percentage of its cotton requirements up to eighteen months in the future. If market prices for cotton fall below the committed future purchase prices on outstanding cotton contracts, the Company estimates the costs of cotton that are not recoverable in future sales of finished goods, and the differential is charged to income at that time.

57	Gildan 2004 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

Years ended October 3, 2004, October 5, 2003 and September 29, 2002
(In US dollars)

SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(k) Financial instruments and hedging relationships:

The Company may periodically use derivative financial instruments, such as forward foreign exchange contracts and cross-currency interest rate swaps to manage risks related to fluctuations in exchange rates and interest rates. Derivative financial instruments are not used for trading purposes. Forward foreign exchange contracts are entered into with maturities not exceeding twenty-four months.

In 2003, the Canadian Institute of Chartered Accountants (CICA) modified the Accounting Guideline 13, Hedging Relationships, applicable to hedging relationships outstanding for fiscal years beginning on or after July 1, 2003. In complying with this guideline, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When hedging instruments become ineffective before their maturity or the hedging relationship is terminated, deferred gains or losses on such instruments continue to be deferred and charged to income in the same period as for the corresponding gains or losses for the hedged items; gains and losses realized subsequently as a result of marking-to-market are charged directly to income. If the hedged item ceases to exist due to its maturity, expiry, cancellation or exercise before the hedging instrument expires, deferred gains or losses are charged to income. Any derivative instrument that does not qualify for hedge accounting is marked-to-market at each reporting date and the gains or losses are included into income.

Gains and losses on forward foreign exchange contracts are recognized through income in the same period as the transactions that are hedged, and offset transaction losses or gains on the foreign currency cash flows, which they are intended to hedge. Gains and losses on swap arrangements are recognized and charged to income on a basis that corresponds with changes in the related underlying item.

(l) Income taxes:

The Company utilizes the asset and liability method for accounting for income taxes which requires the establishment of future tax assets and liabilities, measured at substantively enacted tax rates, for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in the financial statements. Future income tax assets are evaluated and if realization is not considered to be more likely than not, a valuation allowance is provided.

(m) Stock-based compensation and other stock-based payments:

In November 2003, the CICA revised Handbook Section 3870 with respect to the accounting for stock-based compensation and other stock-based payments. The revised recommendations require that beginning January 1, 2004, the fair value-based method be used to account for all transactions whereby goods and services are received in exchange for stock-based compensation and other stock-based payments. The revised standard no longer permits the use of the settlement method for stock-based employee compensation awards. Under the settlement method, any consideration paid by employees on the exercise of stock options was credited to share capital and no compensation expense was recognized. Under the fair value-based method, compensation cost is measured at the fair value at the date of grant and is expensed over the award’s vesting periods.

For employee share purchase plans, the Company’s contribution, on the employee’s behalf, is recognized as a compensation expense with an offset to share capital, and consideration paid by employees on purchase of stock is also recorded as an increase to share capital.

Gildan 2004 Annual Report	58

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

Years ended October 3, 2004, October 5, 2003 and September 29, 2002
(In US dollars)

SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(m) Stock-based compensation and other stock-based payments (cont’d):

In accordance with the transitional options permitted under Section 3870, the Company has elected to early adopt the new recommendations effective with the commencement of its 2004 fiscal year and prospectively apply the standard for employee stock awards granted after October 6, 2003. Previously, the Company applied the settlement method of accounting to employee stock options. There were no options granted during fiscal 2004. As required under the standard, the following disclosure is required to report the pro forma net earnings and earnings per share as if the fair value-based method had been used to account for employee stock options granted during fiscal 2003.

	2004	2003

Net earnings, as reported	$ 60,251,248	$ 53,155,698
Deduct:
Total stock-based employee compensation recovery (expense) determined
under fair value-based method for awards granted in fiscal 2003	101,118	(240,274)

Pro forma net earnings	$ 60,352,366	$ 52,915,424

Earnings per share:
Basic:
As reported	$ 2.04	$ 1.82
Pro forma	2.04	1.81
Diluted:
As reported	2.02	1.79
Pro forma	2.02	1.77

During fiscal 2004, 86,877 options granted in fiscal 2003 were cancelled which reduced the amount of stock-based compensation for the year, presented above, by $195,715, since the Company only accounts for forfeitures as they occur.

The weighted average grant-date fair value per share of the remaining 34,329 options granted in fiscal 2003 is CAD$10.86 per share, which is recognized as compensation cost over the vesting period for purposes of calculating pro forma net earnings.

The weighted average fair value of each option granted in fiscal 2003 is estimated on the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

Risk free interest rate	3.63%
Expected volatility	34.94%
Expected life	3 years
Expected dividend yield	nil

59	Gildan 2004 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

Years ended October 3, 2004, October 5, 2003 and September 29, 2002
(In US dollars)

SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(n)	Employee future benefits:

The Company offers group defined contribution plans to eligible employees whereby the Company matches employees’ contributions up to a fixed percentage of the employee’s salary. Contributions by the Company to trustee-managed investment portfolios or employee associations are expensed as incurred. The Company does not provide its employees with post-retirement defined benefit pensions, health, insurance and other benefits.

(o)	Earnings per share:

Basic earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding for the year. Diluted earnings per share are computed in the same manner, except the weighted average number of common shares outstanding for the period is increased to include additional shares from the assumed exercise of options, if dilutive.

The number of additional shares is calculated by assuming that outstanding options are exercised, and that the proceeds from such exercises are used to repurchase common shares at the average share price for the period.

(p)	Research and development investment tax credits and government grants:

Research and development investment tax credits and government grants are recorded as a reduction of the related expense or the cost of the assets acquired. Tax credits are recorded in the accounts when reasonable assurance exists that they will be realized.

(q)	Environmental expenditures:

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

(r)	Guarantees:

In the normal course of business, the Company enters into various agreements that may contain features that meet the definition of a guarantee. A guarantee is defined to be a contract (including an indemnity) that contingently requires the Company to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable that is related to an asset, a liability or an equity security of the guaranteed party, (ii) failure of another party to perform under an obligating agreement, or (iii) failure of another party to pay its indebtedness when due.

A liability is recorded when the Company considers probable that a payment relating to a guarantee has to be made to the other party of the contract or agreement.

Gildan 2004 Annual Report	60

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

Years ended October 3, 2004, October 5, 2003 and September 29, 2002
(In US dollars)

FIXED ASSETS
3

			2004

	Cost	Accumulated depreciation and amortization	Net book value

Land	$ 14,524,019	$ —	$ 14,524,019
Buildings and improvements	61,667,119	8,121,029	53,546,090
Equipment	182,036,376	57,242,088	124,794,288
Equipment under capital leases	1,927,809	1,308,733	619,076
Construction in progress	18,209,426	—	18,209,426

	$ 278,364,749	$ 66,671,850	$ 211,692,899

2003

Cost	Accumulated depreciation and amortization	Net book value

Land	$ 10,856,245	$ —	$ 10,856,245
Buildings and improvements	53,845,192	6,101,583	47,743,609
Equipment	149,270,693	36,955,523	112,315,170
Equipment under capital leases	16,787,119	7,352,750	9,434,369

	$ 230,759,249	$ 50,409,856	$ 180,349,393

During fiscal 2004, fixed assets were acquired at an aggregate cost of $57,930,880 (2003 $42,179,925; 2002 $47,309,695), none of which were acquired by means of capital leases (2003 nil; 2002 $650,357).

OTHER ASSETS
4

	2004	2003

Loan to director and officer (CAD$300,000 — 2003 CAD$750,000) (a)	$ 237,906	$ 560,036
Deferred charges, net of accumulated amortization
of $4,900,552 (2003 — $4,136,954)	1,459,385	1,564,697
Prepaid equipment rental	555,837	591,070
Deposits	583,660	755,219
Other	290,715	209,174

	$ 3,127,503	$ 3,680,196

(a)	The loan to director and officer is non-interest bearing and the balance is repayable in annual installments of CAD$75,000 (US$59,477). During fiscal 2004, the balance of a loan due from a former director and officer in the amount of CAD$375,000 was repaid.

61	Gildan 2004 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

Years ended October 3, 2004, October 5, 2003 and September 29, 2002
(In US dollars)

LONG–TERM DEBT
5

	2004	2003

Secured:
Senior notes	$ 52,500,000	$ 70,000,000
Obligations under capital leases, bearing interest at rates varying from to 16.08%, maturing at various dates through 2005 which include an amount
in Canadian dollars of $250,208 (2003 — CAD$1,750,955)	342,787	1,471,730
Term loan, repayable in monthly installments, bearing interest at 30-day LIBOR
plus 3%, maturing in October 2006	3,368,750	—
Term loan, bearing interest at 7.58%, maturing in 2004	—	25,774

	56,211,537	71,497,504
Current portion of secured debt	18,494,650	18,947,920

	$ 37,716,887	$ 52,549,584

Unsecured:
Term loans, bearing interest at rates up to 6% per annum, maturing at various dates through 2008 which include an amount
in Canadian dollars of CAD$2,094,333 in 2003	$ 377,468	$ 2,061,618
Current portion of unsecured debt	115,793	533,453

	261,675	1,528,165

Total unsecured and secured long-term debt	$ 37,978,562	$ 54,077,749

The senior notes are repayable in four equal annual installments commencing in June 2004, bear interest at 9.51% on $41,250,000 and 9.88% on $11,250,000, and are secured by tangible and intangible property of the Company. The combined effective interest rate on the senior notes for fiscal 2004 was 9.59% (2003 — 9.59%).

The Company has a revolving term credit facility for a maximum of CAD$150,000,000 which matures in May 2007. The facility is secured by a first ranking moveable hypothec and security interest on the majority of the Company’s accounts receivable, inventories, intangible assets, equipment and tangible moveable assets. There was no balance outstanding under this facility at October 3, 2004 and October 5, 2003.

Under various financing arrangements with its bankers and other long-term lenders, the Company is required to meet certain covenants. The Company was in compliance with all of these covenants as at October 3, 2004 and October 5, 2003.

During fiscal 2004, as a result of the change in functional currency, the Company cancelled a $15 million cross-currency interest rate swap arrangement. The cancellation did not impact the net earnings for the year.

Principal payments due on long-term debt, other than obligations under capital leases, are as follows:

Fiscal year

2005	$ 18,437,432
2006	18,446,547
2007	18,436,196
2008	857,293
2009	68,750

$ 56,246,218

Gildan 2004 Annual Report	62

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

Years ended October 3, 2004, October 5, 2003 and September 29, 2002
(In US dollars)

LONG–TERM DEBT (cont’d)

Future minimum lease payments under capital leases are as follows:

Fiscal year

2005	$ 179,662
2006	151,978
2007	25,330

Total minimum lease payments	356,970
Less imputed interest	(14,183)

$ 342,787

SHARE CAPITAL
6

		2004		2003

	Shares	Book value	Shares	Book value

Authorized without limit as to number
     and without par value:
          First preferred shares, issuable
               in series, non-voting
          Second preferred shares, issuable
               in series, non-voting
          Class A subordinate voting shares,
               participating, one vote per share
          Class B multiple voting shares,
participating, eight votes per share
Issued and outstanding:
Class A subordinate voting shares:
Total outstanding, beginning of year	23,425,966	72,022,820	22,826,964	67,535,553
Conversion of Class B shares into
Class A shares (c)	6,094,000	3,467,118	—	—
Shares issued under employee
share purchase plan	5,587	163,411	5,361	117,389
Shares issued pursuant to exercise
of stock options	173,153	2,517,125	593,641	4,369,878

Total outstanding, end of year	29,698,706	78,170,474	23,425,966	72,022,820
Class B multiple voting shares:
Total outstanding, beginning of year	6,094,000	3,467,118	6,094,000	3,467,118
Conversion of Class B shares
into Class A shares (c)	(6,094,000)	(3,467,118)	—	—
Total outstanding, end of year	—	—	6,094,000	3,467,118

	29,698,706	78,170,474	29,519,966	75,489,938

63	Gildan 2004 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

Years ended October 3, 2004, October 5, 2003 and September 29, 2002
(In US dollars)

SHARE CAPITAL (cont’d)

(a)
The Company has employee share purchase plans which allow eligible employees to authorize payroll deductions of up to 10% of their salary to purchase, from treasury, Class A subordinate voting shares of the Company at a price of 90% of the then current stock price as defined in the plans. Employees purchasing shares under the plans must hold the shares for a minimum of one year. The Company has reserved 700,000 Class A subordinate voting shares for issuance under the plans. As at October 3, 2004, a total of 21,420 (2003 – 15,833) shares were issued under these plans.

(b)
On December 4, 2003, the Board of Directors approved the renewal of the stock repurchase program authorizing the Company to purchase up to a maximum of 200,000 of the Company’s Class A subordinate voting shares in the open market commencing December 22, 2003 and ending December 21, 2004. As at October 3, 2004, no shares had been repurchased under this plan.

(c)	On March 1, 2004, the holders of the Class B multiple voting shares converted all the issued and outstanding shares into Class A subordinate voting shares on a one-for-one basis for no consideration.

LONG-TERM INCENTIVE PLAN
7

Under the Company’s Long-Term Incentive Plan (LTIP), the Company may grant options to purchase Class A subordinate voting shares at the current market price on the date of grant to officers, other key employees and directors of the Company. Stock options vest ratably over a two to four-year period from the date of grant, and expire no more than ten years after the date of grant. The LTIP provides that the number of Class A subordinate voting shares reserved for issuance upon the exercise of options granted thereunder shall not exceed 2,768,888 shares. As at October 3, 2004, all stock options had been granted pursuant to the LTIP.

Changes in outstanding stock options were as follows:

	Number	Weighted average exercise price

Options outstanding, September 29, 2002	1,428,954	CAD $18.07
Granted	121,206	37.05
Exercised	(593,641)	10.89
Cancelled	(116,333)	21.01

Options outstanding, October 5, 2003	840,186	25.47
Exercised	(173,153)	19.18
Cancelled	(95,710)	35.20

Options outstanding, October 3, 2004	571,323	CAD $25.75

Gildan 2004 Annual Report	64

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

Years ended October 3, 2004, October 5, 2003 and September 29, 2002
(In US dollars)

LONG-TERM INCENTIVE PLAN (cont’d)

The following table summarizes information about stock options outstanding and exercisable at October 3, 2004:

		Options outstanding			Options exercisable

Range of exercise prices		Number	Weighted average exercise price	Weighted average remaining contractual life (yrs)	Number	Weighted average exercise price

CAD $	5.15 — 9.75 $14.38 — 19.70 $20.00 — 25.68 $27.50 — 34.58 $34.80 — 40.89	60,194 22,300 263,167 191,662 34,000	CAD$ 7.59 15.04 24.51 32.06 38.98	4.25 5.45 6.24 6.44 8.44	60,194 19,500 152,126 112,333 1,267	CAD$ 7.59 14.38 24.70 32.60 34.95

		571,323	CAD$ 25.75	6.20	345,420	CAD$ 23.74

RESTRICTED SHARE UNITS

8
Effective February 2004, shareholders approved an amendment to the Company’s stock option plan to change the name to Long-Term Incentive Plan and to allow the Board of Directors to grant restricted share units (RSU) under the LTIP. An RSU is the right of an individual to whom a grant of such unit is made to receive one Class A subordinate voting share at the end of the vesting periods of up to a maximum of ten years, if certain conditions have been achieved, which include the employee’s continued employment during that period and achievement of specified performance objectives, if any. Grant levels of RSUs are determined by the Board of Directors on the basis of merit and relative contribution of the participant to the Company. The RSUs may be subject to the attainment of performance objectives established by the Board of Directors at the time of grant. At the end of the vesting period, the C lass A subordinate voting shares to which a holder of RSUs is entitled will be issued from treasury under the share limit provided in the LTIP. The fair value of each RSU is calculated at the date of the grant. Compensation expense relating to the RSU plan is recognized in the financial statements over the vesting period. As of October 3, 2004, there were 112,000 RSUs awarded and outstanding of which none were vested. The compensation expense recorded for fiscal 2004, in respect to the LTIP, was $331,305. The counterpart has been recorded as contributed surplus. When the shares are issued to the employees, the amounts previously credited to contributed surplus as the compensation costs are being charged to income, are credited to share capital.

65	Gildan 2004 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

Years ended October 3, 2004, October 5, 2003 and September 29, 2002
(In US dollars)

COMMITMENTS AND CONTINGENT LIABILITIES

9	(a) The minimum annual lease payments under operating leases are approximately as follows:

Fiscal year

2005	$ 2,729,000
2006	1,830,000
2007	1,474,000
2008	1,015,000
2009	833,000
Thereafter	1,150,000

$ 9,031,000

(b)	As at October 3, 2004, there were contractual obligations outstanding of approximately $27,560,000 for the acquisition of fixed assets (2003 – $2,335,000).

(c)	The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a materially adverse effect on the financial position or results of operations of the Company.

GUARANTEES

10

As at October 3, 2004, significant guarantees that have been provided to third parties are the following:

The Company, and some of its subsidiaries, have granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at October 3, 2004, the maximum potential liability under these guarantees was $26.8 million, of which $10.9 million was surety bonds and $15.9 million was for standby letters of credit and corporate guarantees. The standby letters of credit mature at various dates during fiscal 2005, the surety bonds are automatically renewed on an annual basis and the corporate guarantees mature upon 30 days notice.

As at October 3, 2004, the Company has not recorded a liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items.

Gildan 2004 Annual Report	66

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

Years ended October 3, 2004, October 5, 2003 and September 29, 2002
(In US dollars)

INCOME TAXES

11
The income tax provision differs from the amount computed by applying the combined Canadian federal and provincial tax rates to earnings before income taxes. The reasons for the difference and the related tax effects are as follows:

	2004	2003	2002

Combined basic Canadian federal and
provincial income taxes	$ 20,012,067	$ 19,602,669	$ 16,578,002
Increase (decrease) in income taxes resulting from:
Effect of different tax rates on earnings of foreign subsidiaries	(19,934,907)	(15,430,272)	(14,446,605)
Effect of non-deductible expenses and other	3,000,840	1,615,949	2,534,649

	$ 3,078,000	$ 5,788,346	$ 4,666,046

The components of income tax expense are as follows:

	2004	2003	2002

Current income taxes	$ 131,329	$ 1,591,957	$ 1,451,355
Future income taxes	2,946,671	4,196,389	3,214,691

	$ 3,078,000	$ 5,788,346	$ 4,666,046

The Company has not recognized a future income tax liability for the undistributed earnings of its subsidiaries in the current or prior years, because the Company currently does not expect to sell those investments, and for those undistributed earnings that would become taxable, there is no intention to repatriate the earnings.

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax position are as follows:

	2004	2003

Future income tax assets:
Non-capital losses	$ 4,098,638	$ 1,586,768
Inventory	1,346,703	1,571,835
Reserves and accruals	1,453,276	922,939
Share issue costs and other	1,250,276	600,358

	8,148,893	4,681,900

Future income tax liabilities:
Fixed assets and other	28,058,293	20,716,100

Net future income tax liability	$ 19,909,400	$ 16,034,200

Management believes that all future income tax assets will more likely be realized than not and, accordingly, no valuation allowance has been provided.

67	Gildan 2004 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

Years ended October 3, 2004, October 5, 2003 and September 29, 2002
(In US dollars)

EARNINGS PER SHARE

12	A reconciliation between basic and diluted earnings per share is as follows:

	2004	2003	2002

Basic earnings per share:
Basic weighted average number
of common shares outstanding	29,590,805	29,241,646	28,491,495

Basic earnings per share	$ 2.04	$ 1.82	$ 1.49

Diluted earnings per share:
Basic weighted average number of
common shares outstanding	29,590,805	29,241,646	28,491,495
Plus impact of stock options and restricted share units	244,784	484,043	870,060

Diluted weighted average number of common
shares outstanding	29,835,589	29,725,689	29,361,555

Diluted earnings per share	$ 2.02	$ 1.79	$ 1.45

Excluded from the above calculation are 32,000 (2002 – 144,800) stock options ranging in prices from CAD$36.50 to CAD$40.89 (2002 – CAD$34.58 to CAD$35.12) which were deemed to be antidilutive because the exercise prices were greater than the average market price of the common shares. All stock options outstanding for fiscal 2003 were dilutive. In addition, there are 56,000 restricted share units that have certain performance vesting triggers tied to the market price of the Company’s shares, and the attainment of future earnings that were excluded from the above calculation of diluted earnings per share for fiscal 2004.

OTHER INFORMATION

13	(a) The following items were included in the determination of the Company’s net earnings:

	2004	2003	2002

Depreciation expense of fixed assets	$21,510,926	$15,406,529	$ 9,734,990
Interest expense on long-term debt	6,226,283	6,750,569	7,421,820
Foreign exchange gain (loss)	47,310	1,206,025	(637,278)
Defined contribution plan expense	441,924	375,803	234,725
Amortization expense of deferred start-up costs	376,698	297,140	513,261
Amortization of deferred financing costs and other	386,900	384,359	951,211
Investment income	248,253	370,908	61,993

b)
An amount of approximately $0.5 million is included as compensation costs in “Selling, general and administration” expenses in the consolidated statements of earnings for fiscal 2004 in respect to the employee share purchase plans, restricted share units granted in the year, and a modification to the vesting period of certain options.

Gildan 2004 Annual Report	68

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

Years ended October 3, 2004, October 5, 2003 and September 29, 2002
(In US dollars)

OTHER INFORMATION (cont’d)

(c)
Also included in “Selling, general and administration” expenses, is an amount of $4.6 million representing the cost of financial obligations pursuant to an employment contract with the former Chairman and Co-Chief Executive Officer of the Company. As at October 3, 2004, an accrual of $2.2 million relating to future obligations under this contract is included in “Accounts payable and accrued liabilities” in the consolidated balance sheets.

(d)
During fiscal 2004, the Company closed one of its Honduran sewing facilities. The total costs of closure amounted to $2.2 million, of which $1.4 million related mainly to severance payments that were recorded in “Cost of sales“ and $0.8 million representing the write-down of fixed assets that was recorded in “Selling, general and administrative“ expensesin the consolidated statements of earnings. As at October 3, 2004, all payments relating to the closure have been made.

(e)	Supplemental cash flow disclosure:

	2004	2003	2002

Cash paid during the year for:
Interest	$ 6,404,429	$ 6,443,566	$ 8,628,662
Income taxes	1,811,941	1,074,733	507,403
Non-cash transactions:
Additions to fixed assets included
in accounts payable and accrued liabilities	$ 3,473,007	$ 2,348,520	$ 4,107,545
Cash and cash equivalents consist of:
Cash balances with banks	$ 33,570,810	$ 50,672,090	$ 29,010,474
Short-term investments, bearing
interest at 1.72% (2003 — 1.65%; 2002 — 2.75%)	27,100,000	18,667,863	16,000,000

	$ 60,670,810	$ 69,339,953	$ 45,010,474

FINANCIAL INSTRUMENTS

14	(a)
Foreign currency risk management:
A portion of the Company’s sales are denominated in currencies other than US dollars. The Company uses the revenue stream in these non-US dollar currencies as a natural hedge against purchases of fixed assets and expenses denominated in these non-US dollar currencies. From time to time, the Company also uses forward foreign exchange contracts to hedge its foreign exchange exposure on cash flows related to payables and accounts receivable.

69	Gildan 2004 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

Years ended October 3, 2004, October 5, 2003 and September 29, 2002
(In US dollars)

FINANCIAL INSTRUMENTS

(a)	Foreign currency risk management (cont’d): The following table summarizes the Company’s commitments to buy and sell foreign currencies as at October 3, 2004 and October 5, 2003:

		Notional amount	Exchange rate	Maturity	Notional US dollar equivalent

2004:
Sell contracts:
Foreign exchange contracts:		€1,409,000	1.2703 to 1.2717	Oct. — Dec. 2004	$ 1,790,823
		£1,002,000	1.7970 to 1.8490	Oct. — Dec. 2004	$ 1,836,064
Buy contracts:
Foreign exchange contracts:	CAD$	38,990,000	0.7251 to 0.7401	Oct. 2004 — May 2005	$ 28,725,563

2003:
Sell contracts:
Foreign exchange contracts:	€1,570,000	1.0720 to 1.0728	Oct. — Nov. 2003	$ 1,683,467

A forward foreign exchange contract represents an obligation to buy or sell a foreign currency with a counterparty. Credit risk exists in the event of failure by a counterparty to meet its obligations. The Company reduces this risk by dealing only with highly rated counterparties, normally major European and North American financial institutions.

(b)

Credit risk:
The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables.

The Company invests available cash in short-term deposits with North American financial institutions.

The Company’s extension of credit involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company regularly monitors its credit risk exposure to its customers and takes steps to mitigate the risk of loss, including obtaining credit insurance. As at October 3, 2004, the Company’s top ten customers accounted for approximately 52% (2003 – 52%) of the trade receivable balance of which one customer represented 19.5% (2003 – 25%). The remaining trade receivable balances are dispersed amongst a large number of customers across many geographic areas within Canada, the United States, the United Kingdom and Europe.

An allowance for doubtful accounts is maintained for potential credit losses consistent with the credit risk, historical trends, general economic conditions and other information.

Gildan 2004 Annual Report	70

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

Years ended October 3, 2004, October 5, 2003 and September 29, 2002
(In US dollars)

FINANCIAL INSTRUMENTS (cont’d)

(c)
Fair value disclosure:
Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair values as at the balance sheet dates because of the short-term maturity of those instruments.

The fair value of long-term debt is $61,251,587 (2003 – $83,580,642) compared to a carrying value of $56,589,005 (2003 – $73,559,122) as at October 3, 2004. The fair value of the loan to director and officer is not significantly different from its carrying value. The fair value of the forward foreign exchange contracts is $2,112,009 as at October 3, 2004. The carrying values of the outstanding forward foreign exchange contracts as at October 5, 2003 were not significantly different from their fair values. The method of calculating fair values for the financial instruments is described below.

The fair value of the Company’s long-term debt bearing interest at fixed rates was calculated using the present value of future payments of principal and interest discounted at the current market rates of interest available to the Company for the same or similar debt instruments with the same remaining maturities. For long-term debt bearing interest at variable rates, the fair value is considered to approximate the carrying value. The fair value of the forward foreign exchange contracts was determined using quoted market values.

(d)	Interest rate risk: The Company’s exposure to interest rate fluctuations is with respect to the use of its bank facility which bears interest at floating rates.

SEGMENTED INFORMATION

15	The Company manufactures and sells activewear apparel. The Company operates in one business segment.
(a) Major customers and revenues by geographic areas:
(i) Percentages related to individual customers accounting for greater than 10% of total sales are as follows:

	2004	2003	2002

Company A	25.0%	13.9%	14.8%
Company B	—	13.6%	10.7%

During September 2003, Company A acquired Company B.
(ii)	Sales were derived from customers located in the following geographic areas:

	2004	2003	2002

United States	$ 452,060,382	$ 362,231,222	$ 318,809,905
Canada	44,826,642	40,310,429	40,168,745
Europe and other	36,480,513	28,652,951	23,333,578

	$ 533,367,537	$ 431,194,602	$ 382,312,228

71	Gildan 2004 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

Years ended October 3, 2004, October 5, 2003 and September 29, 2002
(In US dollars)

SEGMENTED INFORMATION (cont’d)

(b)	Fixed assets by geographic areas are as follows:

	2004	2003

Canada	$ 82,033,982	$ 93,246,643
Caribbean basin and Central America	96,099,258	62,501,910
United States	28,006,261	18,532,618
Mexico	5,553,398	6,068,222

	$ 211,692,899	$ 180,349,393

CANADIAN AND UNITED STATES ACCOUNTING DIFFERENCES

16
The consolidated financial statements of the Company are expressed in US dollars and are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which conform, in all material respects, with those generally accepted in the United States except as described below:

	(a)	Consolidated statements of earnings:

	2004	2003	2002

Net earnings in accordance with Canadian GAAP	$ 60,251,248	$ 53,155,698	$ 42,436,586
Swap (expense) revenue (i)	(586,109)	(1,090,950)	264,077
Start-up costs (ii)	(347,456)	137,209	140,451
Stock-based compensation (iii)	106,363	(561,530)	—
Tax effect of above adjustments	31,664	273,297	(166,318)

Net earnings in accordance with United States GAAP	59,455,710	51,913,724	42,674,796
Other comprehensive income:
Mark-to-market adjustments on foreign exchange
contracts, net of tax of $655,000 (note 16 (d))	1,457,009	—	—
Comprehensive income	$ 60,912,719	$ 51,913,724	$ 42,674,796

Earnings per share under United States GAAP:
Basic	$ 2.01	$ 1.78	$ 1.50
Diluted	1.99	1.75	1.45

Weighted average number of common shares
outstanding under United States GAAP:
Basic	29,590,805	29,241,646	28,491,495
Diluted	29,835,589	29,725,689	29,361,555

Gildan 2004 Annual Report	72

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

Years ended October 3, 2004, October 5, 2003 and September 29, 2002
(In US dollars)

CANADIAN AND UNITED STATES ACCOUNTING DIFFERENCES (cont’d)

(i)

Swap revenue:
Under United States GAAP, SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” requires that all derivative instruments be recognized as assets or liabilities and be measured at fair value. Under Canadian GAAP, there is no requirement to record derivative instruments used for hedging purposes at fair values. Consequently, on an ongoing basis, differences arise between amounts recognized for Canadian GAAP and United States GAAP. Upon cancellation of the derivative instruments, the gain or loss recognized under Canadian GAAP is different than the amount under United States GAAP.

Under Canadian GAAP, the Company was using hedge accounting for certain derivative instruments. The gain realized on cancellation of the cross-currency interest rate swap arrangement was deferred, and is being amortized over the term of the related debt. Under United States GAAP, the Company had not designated the derivative instrument in a hedging relationship and, consequently, upon cancellation of the instrument, the Company recognized the gain immediately into income.

(ii)
Start-up costs:
Costs incurred during the start-up period for new manufacturing and distribution facilities are deferred and amortized on a straight-line basis over two years. United States GAAP requires such costs to be expensed as incurred. The adjustment to net earnings in accordance with United States GAAP includes the write-off of current year’s start-up costs, and the reversal of the current year amortization of start-up costs deferred under Canadian GAAP.

(iii)
Stock-based compensation:
Effective October 6, 2003, the Company adopted the fair value recognition provisions of FASB Statement 123, Accounting for Stock-based Compensation, prospectively to all employee awards granted, modified or settled after that date. Consequently, for periods after October 5, 2003, there are no differences between Canadian GAAP and United States GAAP. In prior years, as permitted by the provisions of SFAS No. 123, the Company measured compensation cost using the intrinsic value method being the excess of the quoted market price of the Company’s stock at the grant date over the amount the employee must pay for the stock. Accordingly, as no excess existed at the grant date, no compensation expense was recognized for stock option awards. However, in fiscal 2003, certain of the Company’s stock options were considered variable under United States GAAP because a modification was made to accelerate the vesting period. As a result, compensation cost was measured on these variable options commencing on the effective date of the modification.

Under Canadian GAAP, for options granted in prior years, the Company used the settlement date method of accounting for options, and compensation expense was not recognized.

Under the transition provisions of SFAS No. 123 adopted by the Company, compensation cost continues to be recognized on these available options until the date the options are exercised.

73	Gildan 2004 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

Years ended October 3, 2004, October 5, 2003 and September 29, 2002
(In US dollars)

CANADIAN AND UNITED STATES ACCOUNTING DIFFERENCES (cont’d)

(b)	Consolidated statements of cash flows:

	2004	2003	2002

Cash and cash equivalents, United States GAAP,
beginning of year	$ 69,339,953	$ 45,010,474	$ —
Changes due to United States GAAP:
Operating activities on a Canadian basis	58,919,688	63,720,880	114,245,429
Start-up costs	(347,456)	137,209	140,451

Operating activities cash flow, United States GAAP	58,572,232	63,858,089	114,385,880

Investing activities on a Canadian basis	(53,819,655)	(39,458,335)	(43,491,931)
Start-up costs	347,456	(137,209)	(140,451)

Investing activities cash flow, United States GAAP	(53,472,199)	(39,595,544)	(43,632,382)

Financing activities on a Canadian basis
and under United States GAAP	(14,349,709)	411,150	(25,153,472)
Effect of exchange rate changes on
cash and cash equivalents	580,533	(344,216)	(589,552)

Cash and cash equivalents, United States GAAP, end of year	$ 60,670,810	$ 69,339,953	$ 45,010,474

(c)	Consolidated balance sheets: A reconciliation of shareholders’ equity under Canadian GAAP to United States GAAP is as follows:

	2004	2003

Shareholders' equity under Canadian GAAP	$ 327,594,842	$ 264,202,753
United States GAAP adjustments:
Start-up costs	(760,344)	(412,888)
Foreign exchange contracts	2,112,009	—
Cross–currency swap	298,000	1,047,640
Tax effect on above terms	(747,000)	(287,485)

	902,665	347,267

Shareholders' equity under United States GAAP	$ 328,497,507	$ 264,550,020

Gildan 2004 Annual Report	74

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

Years ended October 3, 2004, October 5, 2003 and September 29, 2002
(In US dollars)

CANADIAN AND UNITED STATES ACCOUNTING DIFFERENCES (cont’d)

(b)	Consolidated statements of cash flows (cont’d):

In January 2003, the FASB issued Financial Interpretation No. 46, Consolidation of Variable Interest Entities, (“FIN 46”). In December 2003, the FASB issued a revised interpretation of FIN 46 (“FIN 46-R”), which supersedes FIN 46 and clarifies certain aspects of FIN 46. FIN 46-R addresses whether business enterprises must consolidate the financial statements of entities known as “variable interest entities”. A variable interest entity is defined by FIN 46-R to be a business entity which has one or both of the following characteristics: (1) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity; and (2) the equity investors lack one or more of the following essential characteristics of a con trolling financial interest: (a) direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights, (b) the obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities, or (c) the right to receive the expected residual returns of the entity if they occur, which is the compensation for risk of absorbing expected losses. Under FIN 46-R, the party with an ownership, contractual or other financial interest that absorbs the majority of the variable interest entity’s expected losses, or is entitled to receive a majority of the residual returns, or both, is deemed to be the primary beneficiary, and is required to consolidate the variable interest entity’s assets, liabilities and non-controlling interests.

The Company has determined that the joint venture with Frontier Spinning Mills Inc. meets the criteria for being a variable interest entity, as the Company is the primary beneficiary of the entity. The consolidation of the results of the joint venture had no impact on net earnings determined under Canadian GAAP or US GAAP, as the Company has accounted for the interest in the joint venture on a proportionate consolidated basis. As at October 3, 2004, the consolidation of the joint venture increased total assets by $7.9 million, total liabilities by $5.1 million and non-controlling interests by $2.8 million.

(d) Comprehensive income:
Under United States GAAP, SFAS No. 130, “Reporting Comprehensive Income” establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and all other changes in shareholders’ equity that do not result from transactions with shareholders. Such changes include cumulative foreign currency translation adjustments and the changes in the market value of the forward foreign exchange contracts considered as hedges against cash flow items. The Statement requires only additional disclosures in the consolidated financial statements; it does not affect the Company’s financial position or results of operations.

Accumulated other comprehensive income, which resulted from (a) the change in functional currency and (b) the market value of the forward foreign exchange contracts considered as hedges against cash flow items, is as follows:

	2004	2003	2002

Opening balance	$ 26,248,267	$ —	$ —
Change during the year	1,457,009	$ —	—
Cumulative translation adjustment	—	26,248,267	—

	$ 27,705,276	$ 26,248,267	$ —

Under Canadian generally accepted accounting principles, the cumulative translation adjustments account is disclosed as a separate component of shareholders’ equity.

75	Gildan 2004 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

Years ended October 3, 2004, October 5, 2003 and September 29, 2002
(In US dollars)

CANADIAN AND UNITED STATES ACCOUNTING DIFFERENCES (cont’d)

(e)	Supplementary information:
Under United States GAAP and SEC rules, separate disclosure is required for the following statement of earnings and balance sheet items. There is no similar requirement under Canadian GAAP.

	2004	2003	2002

Statements of earnings:
Rental expenses	$ 2,825,598	$ 2,280,753	$ 1,547,577
Advertising expenses	5,147,523	5,049,618	5,213,511

Balance sheets:
Accounts payable	$ 40,040,047	$ 35,394,536	$ 26,168,877
Accrued liabilities	34,457,810	30,835,592	25,345,120
Allowance for doubtful accounts, price discounts and rebates	23,460,095	21,614,398	17,111,661

COMPARATIVE FIGURES

17	Certain comparative figures have been reclassified in order to conform with the current year’s presentation.

Gildan 2004 Annual Report	76

Head Office
Gildan Activewear Inc.
725 Montée de Liesse
Montreal, Quebec
Canada H4T 1P5
Tel.: (514) 735-2023
www.gildan.com

Stock Transfer Agent and Registrar
Computershare Trust Company of Canada
Computershare Trust Company, Inc.
United States

Auditors
KPMG LLP

Investor Information
Tel.: (514) 340-8791

Annual and Special Meeting of Shareholders
Wednesday, February 2, 2005
At 11:00 a.m.
Hotel Omni Mont-Royal
Salon des Saisons A
1050 Sherbrooke Street West
Montreal, Quebec

We are committed to adopting and adhering to corporate governance practices that either meet or exceed Canadian and U.S. corporate governance standards. As Gildan is a “foreign private issuer” in the U.S., its chief executive officer is not required to certify the compliance of the Company with all of the New York Stock Exchange Corporate Governance Listing Standards (the NYSE Standards). In addition, certain equity compensation plans, such as the Company’s Restricted Share Unit Plan (more fully described in the Company’s management proxy circular dated December 17, 2004) do not need to be approved by the Company’s shareholders. Otherwise, we believe that our corporate governance practices are substantially on par with or exceed those followed by U.S. domestic companies under the NYSE Standards.